FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 27, 2012 (Taiwan time)

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. filed an amendment to its Annual Report on Form 20-F for the year ended December 31, 2011 with the Securities and Exchange Commission” dated September 27, 2012 (Taiwan time).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: September 27 , 2012 (Taiwan time)	By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer

AU Optronics Corp.

September 27, 2012 (Taiwan time)

English Language Summary

Subject:	AU Optronics Corp. filed an amendment to its Annual Report on Form 20-F for the year ended December 31, 2011 with the Securities and Exchange Commission

Regulation:	Published pursuant to Article 2-47 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/09/27 (Taiwan time)

Contents:

1.	Date of occurrence of the event: 2012/09/27 (Taiwan time)

2.	Cause of occurrence:

AU Optronics Corp. (the “Company”) filed an amendment to its Annual Report on Form 20-F (the “Form 20-F/A”or the “Amendment”) for the year ended December 31, 2011 with the Securities and Exchange Commission on September 26, 2012 (EDT).

3.	Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for:

The Amendment is being filed solely for the purpose of disclosing additional information regarding legal contingencies as described below.

(1).	Describe the Company’s accounting policy for legal contingencies.

(2).	Disclose the provisions made and the accrued liabilities to litigation and claims matters.

(i)	The Company has made provisions (net of reversals, if any) of NT$9,673,060 thousand, NT$511,251 thousand and NT$6,115,540 thousand (US$202,033 thousand) in 2009, 2010 and 2011, respectively, with respect to litigation and claims matters.

(ii)	The accrued liabilities for the foregoing contingency matters were NT$13,657,361 thousand and NT$19,863,888 thousand (US$656,224 thousand) as of December 31, 2010 and 2011, respectively.

(3).	With respect to the violation of antitrust laws alleged by the United States Department of Justice, the Company considered various unknown factors and uncertainties for this matter to determine the estimated range of loss of US$253 million to US$600 million. The Company has liability accrued of US$277 million for such case as of December 31, 2011.

4.	Any other matters that need to be specified:

(1)	The Company’s Annual Report on Form 20-F filed with Securities and Exchange Commission has been amended based on relevant regulations.

(2)	The amounts of legal provision mentioned in item 3.(2) have been recognized in each reporting period. The Amendment did not modify or update any provision made with respect to litigation and claims matters.

(3)	The Company was informed on September 21, 2012 (Taiwan time) that the United States District Court for the Northern District of California rendered judgment against the Company and its subsidiary regarding the antitrust matter. For additional details please refer to the Form 6-K filed with the Securities and Exchange Commission on September 21, 2012 (Taiwan time).

(4)	For more details, please refer to the Company’s Amendment at: http://auo.com/upload/download/1/ussecfilings_2011_A.pdf